SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

 (Mark one)

      X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 [FEE REQUIRED]

                        For the fiscal year ended: December 31, 2004

 OR

                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from             to

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Bar Harbor Bankshares 401(k) Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

Appendix 1

 BAR HARBOR BANKSHARES
401(k) PLAN

 FINANCIAL STATEMENTS

 And

 SCHEDULE

 December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Bar Harbor Bankshares 401(k) Plan

 We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP

 Albany, New York
May 6, 2005

 BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2004 and 2003

	2004	2003
Cash equivalents	$ 721,759	551,833
Investments, at fair value	5,820,790	5,029,034
Receivables:
Participant contribution
	20,471	18,227
Employer contribution
	27,747	18,906
Total receivables
	48,218	37,133
Participant loans	191,116	125,125
Net assets available for benefits
	$6,781,883	5,743,125

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:

Net appreciation in investments
	$569,461	1,057,755
Interests and dividends
	82,084	70,611
Net investment income
	651,545	1,128,366

Contributions:

Participants
	458,227	437,105
Employer
	399,355	380,301
Rollovers
	9,393	206,614

Total contributions
	866,975	1,024,020

Total increase
	1,518,520	2,152,386

Deductions from net assets attributed to:

Distributions
	(479,762)	(477,424)
Net increase
	1,038,758	1,674,962

Net assets available for benefits:
Beginning of year
	5,743,125	4,068,163
End of year
	$6,781,883	5,743,125

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2004 and 2003

1.
1.	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 40l(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	(b)	Contributions

Each year, participants may contribute up to 50% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan. The Plan currently offers twelve investment options for participants. The Company matches 50% up to the first 3% of each participant’s salary deferrals, and 25% on deferrals from 3% to 6% of each participant’s salary that a participant contributes to the Plan. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. Additional contributions of $209,104 and $260,653 were made in 2004 and 2003, respectively.

	(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The Company pays plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

  BAR HARBOR BANKSHARES 401 (k) PLAN
  Notes to Financial Statements
  December 31, 2004 and 2003
(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account or in annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants with balances in their accounts of less that $5,000 must take a lump sum distribution.

(g)	Participant Loans

Participants may borrow from their fund accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are written with an interest rate of 1% over Prime and existing loans presently range from 5% to 10.25%. Principal and interest is paid according to the amortization schedule through biweekly payroll deduction.

(h)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate and markets risks. Due to the level of risk associated with investment securities, it is at least reasonably possible the changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2004 and 2003

2.		Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market accounts.

	(b)	Investments

The Plan’s investments (including money market accounts) are valued on a daily basis, using established market values. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

	(c)	Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(d)	Reclassifications

Prior year financial statements are reclassified whenever necessary to conform to the current year’s presentation.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

Investments that represent 5% or more of the net assets available for benefits at December 31, 2004 and 2003 are as follows:

	Years ended December 31
	2004	2003
Money market funds:
JP Morgan Premium Money Market Fund
	$721,759	551,833
Mutual funds:
The Growth Fund of America
	1,070,306	737,823
Intermediate Bond Fund of America
	427,115	455,150
The Investment Company of America Fund
	580,361	485,410
MFS Total Return Fund
	424,123	419,094
Munder Index 500 Fund
	-	298,392
State Street Research Mid Cap Value Fund
	724,161	633,906
State Street Research Aurora Fund
	855,705	808,714
Vanguard Index 500 Fund
	464,515	-
Common Stock:
Bar Harbor Bankshares
	1,054,366	891,810

During 2004 and 2003, the Plan’s investments appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2004	2003

Mutual funds	$509,429	840,971
Common stock of Bar Harbor Bankshares	60,032	216,874
	$569,461	1,057,755

4.	Income Tax Status

The Internal Revenue Service has issued an opinion letter dated December 19, 2001 to the sponsor of the prototype plan (of which the Plan Sponsor has adopted), that the form of the prototype plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Party-in-Interest Transactions

Shares of common stock issued by the Company, Bar Harbor Bankshares, represent certain Plan investments. The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions during times of established blackouts or while in possession of insider information. Bar Harbor Trust Services, a second tier subsidiary of the Plan Sponsor, is the custodian with respect to the common stock of the Plan Sponsor. Participant loan distributions and repayments are also considered party in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500, respectively:

	2004	2003
Net Assets available for benefits: Balance per the financial statements	$6,781,883	5,743,125
Difference	(41,749)	(37,133)
Balance per the Form 5500	$6,740,134	5,705,992

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net increase in net assets available for Assets: Increase per the financial statements	$1,038,758	1,674,962
Difference	(4,616)	(25,241)
Increase per the Form 5500	$1,034,142	1,649,721

Schedule 1

 BAR HARBOR BANKSHARES 401(k) PLAN

 Schedule H, Line 4i – Schedule of Assets Held at End of Year

  December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Current value
___	____________________________	_______________________________	___________
	JP Morgan Premium Money Market	Money Market	$721,759
	Intermediate Bond Fund of America	Bond mutual fund, 31,153.524 shares	427,115
	The Growth Fund of America	39,090.785	1,070,306
	The Investment Company of America	Equity mutual fund, 18,873.523 shares	580,361
	MFS Total Return Fund	Equity mutual fund, 26,507.719 shares	424,123
	Vanguard Index 500 Fund	Equity mutual fund, 4,160.836 shares	464,515
	State Street Research – Mid Cap Value Fund	Equity mutual fund, 35,204.708 shares	724,161
	State Street Research-Aurora Fund	Equity mutual fund, 21,138.960 shares	855,705
	American Funds Europacific Growth Fund A	Foreign equity mutual fund, 2,258.782 shares	80,480
	American Funds New Perspective	Foreign equity mutual fund, 5,038.158 shares	139,658
*	Bar Harbor Bankshares	Common stock, 36,379 shares	1,054,366
*	Participant Loans Receivable	Interest rates – 5.00% - 10.25%	191,116
			$6,733,665

*	Party-in-interest

                        See accompanying report of independent registered public accounting firm.

REQUIRED INFORMATION

 The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2004 and 2003, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 Bar Harbor Bankshares 401(k) Plan

By:

/s/ Marsha C. Sawyer

Date: June 21, 2005

Marsha C. Sawyer

Plan Trustee

By:

/s/ Joseph M. Murphy

Date: June 21, 2005

Joseph M. Murphy

Plan Trustee

By:

/s/ Robert M. Phillips

Date: June 21, 2005

Robert M. Phillips

Plan Trustee

EXHIBIT INDEX

Exhibit No.	Exhibit
_________	________
23	Consent of KPMG LLP

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Bar Harbor Bankshares:

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-122941) of Bar Harbor Bankshares of our report dated May 6, 2005 relating to the statements of net assets available for benefits of the Bar Harbor Bankshares 401 (k) Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2004 annual report on Form 11-K of Bar Harbor Bankshares 401 (k) Plan.

/s/ KPMG LLP

Albany, New York

June 21, 2005